Exhibit 99.1

GasLog Ltd. Announces $1.05 Billion Financing Facility For Six Legacy Vessel Facilities

Monaco – June 20, 2016 – GasLog Ltd. (“GasLog”, NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announces that it has launched a debt financing of $1.05 billion with a number of international banks to re-finance six legacy facilities (the “Legacy Facility Re-financing”). The Legacy Facility Re-financing covers eight on-the-water vessels, which were delivered between 2010 and 2015.

The key highlights of the $1.05 billion Legacy Facility Re-financing are as follows:

•	Re-finances $960m bank debt across six legacy facilities

•	Includes a $100m revolving credit facility (“RCF”) creating additional liquidity

•	Tenor of 5 years extends the maturity of the existing facilities to 2021

•	Attractive weighted-average margin

•	Simplifies GasLog’s bank debt into four multi-vessel facilities

Terms of the Legacy Facility Re-financing are in line with GasLog’s existing facilities, demonstrating the banks’ strong appetite to lend to leading companies in the LNG industry. The Legacy Facility is currently in the documentation stage and is expected to close early in H2 2016.

Post the completion of this financing, GasLog Ltd. will have four debt facilities in total (from nine before today’s announcement).

The eight vessels covered by the Legacy Facility are as follows:

Vessel	Size (cbm)	Propulsion	Delivery
GasLog Savannah	155,000	TFDE	2010
GasLog Singapore	155,000	TFDE	2010
GasLog Chelsea	153,600	TFDE	2010
GasLog Skagen	155,000	TFDE	2013
GasLog Seattle	155,000	TFDE	2013
Solaris	155,000	TFDE	2014
GasLog Saratoga	155,000	TFDE	2014
GasLog Salem	155,000	TFDE	2015

Simon Crowe, Chief Financial Officer commented, “I am delighted to announce this re-financing, which simplifies GasLog’s bank facilities and aligns the terms and covenants across our four facilities. The Legacy Facility Re-financing further extends GasLog’s maturities, strengthens the balance sheet and creates additional liquidity for the company as we look to pursue a number of interesting growth opportunities in the LNG carrier and FSRU sectors.”

Citibank N.A (“Citi”), Credit Suisse AG (“CS”) and Nordea Bank AB (“Nordea”) are acting as Mandated Lead Arrangers (“MLAs”), and Joint Bookrunners. Citi is also acting as Global Coordinator.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (including 11 ships in operation and seven LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Simon Crowe – Chief Financial Officer

Phone: +44 203 388 3116

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com